Filed by Max Capital Group Ltd. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Harbor Point Limited

Commission File No.: 132-02706

Re-sumé

Taking the high ground

Marty Becker, chairman and CEO of Max Capital Group, tells Reinsurance about his view of the market and exciting merger plans.

Name W. Marston “Marty” Becker

What was the market like when you first started?

In many ways it was a very different industry in 1978. Looking back, perhaps the biggest differences relate to the changes in communication protocol and the ever-increasing ability to transmit, manage and analyze detailed underwriting data. Some things haven’t changed; insurance has always been a people business and strong personal relationships with business partners and colleagues remain paramount. And, no matter how many sophisticated models we may use, sound judgment will always be a critical component of effective underwriting. The market was soft market in 1978 everyone predicted it would end “next year.” It ended in 1984.

What are the hardest and softest markets you have known?

I have been in this business long enough to see many cycles come and go. Notably, after a soft market that lasted some six years, we saw a dramatic turn-around in 1985 and 1986, with prices climbing almost “vertically.” The softest market I have experienced was in 1998 to 2000. Industry-wide, underwriters were generally under pricing the cost of their products to retain market share and the reserve additions that followed in subsequent years highlighted how bad it had become. I am hopeful that the recent trend to more “quant-based” underwriting analysis and enterprise-wide risk management will preclude a repeat of that lack of discipline at the bottom of future cycles.

What is the biggest challenge you face today?

We recently announced that Max and Harbor Point are expected to merge to form Alterra Capital Holdings. We are bringing together two strong and complementary organisations that are each doing well individually and have robust balance sheets to create a more diversified and balanced global speciality insurance and reinsurance company with much greater scale, capital, financial strength, and expertise. Although we believe these companies are a great fit, with minimal overlap, there is no doubt that a merger on this scale will always provide challenges. John Berger and I are committed to combining our companies into a new global competitor with as little disruption as possible and to establishing Alterra, meaning “high ground,” as a leading brand in our industry. Max and Harbor Point are two very good companies and the resulting combination should be a really great company!

What are your plans for the merger and personally?

I believe Alterra will have the tools to successfully compete in reinsurance and insurance in each of the world’s major markets. Continuing to build out this platform in a way that is rewarding to our shareholders and other key stakeholders is our focus. Personally, it is an exciting opportunity to partner with John Berger and lead a very talented combined team.

CAREER HISTORY

Marty Becker has been chairman and CEO of Max Capital Group since 2006 and a director since 2004. From 1996 to 1999, he was chairman and CEO of Orion Capital Corporation, until its sale in 1999 to Royal & SunAlliance, where he then served as vice chairman and a director of Royal & SunAlliance USA until 2000. From 2002 to 2005, Becker led the restructuring and wind-down of Trenwick Group, a Bermuda insurance company and, from 2002 to 2008, its subsidiary, LaSalle Re Holdings. Previously, Becker was non-executive chairman of Hales & Company, a boutique insurance industry investment bank and private equity investor, and president and CEO of McDonough Caperton Insurance Group, a regional insurance brokerage and third party claims administrator that he joined in 1978, after starting his career with the public accounting firm of Ernst & Young. He is a director of Selective Insurance Group. Becker is chairman and general partner of West Virginia Media Holdings, which he co-founded in 2001. Becker earned his Juris Doctor and Bachelor of Science in Business Administration degrees from West Virginia University. He is a certified public accountant and is an admitted attorney in West Virginia.

Outside of insurance, what are your other interests

My present role is pretty time consuming and requires extensive travel. When I have free time it is focused on my family, a few charitable activities in my home state of West Virginia and golf when I can!

What is the strangest piece of business you have ever been involved in?

So many transactions in the insurance world are unique that it’s difficult to characterise “strange,” but stop loss programs for unfunded pension liabilities in multiemployer, union-sponsored pension funds, or Taft-Hartley plans, come to mind – they were a total failure.

What would be your advice for someone starting out?

Work hard, play fair, get to know and respect your colleagues and their needs, communicate well and honestly, and remember it takes time to be successful in a knowledge industry. And success in business is but one aspect of a successful life. re

26 reinsurance | April 10

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Cautionary Note Regarding Forward-Looking Statements:

This filing includes statements about future economic performance, finances, expectations, plans and prospects of Max and Harbor Point, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results of Max, please refer to the most recent Annual Report on Form 10-K (as amended by Max’s Form 10-K/A on March 12, 2010), Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Max with the Securities Exchange Commission (“SEC”) and, in the case of Harbor Point, please refer to the definitive joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Max with the SEC. These documents are also available free of charge, in the case of Max, by directing a request to Max through Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations, at 441-295-8800 and, in the case of Harbor Point, by directing a request to Gayle Gorman, Senior Vice President, at 441-294-6743. Neither Max nor Harbor Point undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This filing contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on Max’s or Harbor Point’s current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as “believe,” “anticipate,” “intend,” “expect,” “project,” “plan,” “may,” “should,” “could,” “will,” “estimate,” “predict,” “potential,” “continue,” and similar words, terms or statements of a future or forward-looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this filing should not be considered as a representation by Max, Harbor Point or any other person that Max’s or Harbor Point’s objectives or plans, both individually and on a consolidated basis, will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding expectations; (b) the adequacy of loss reserves and the need to adjust such reserves as claims develop over time; (c) the failure of any of the loss limitation methods the parties employ; (d) any lowering or loss of financial ratings of any wholly owned operating subsidiary; (e) the effect of competition on market trends and pricing; (f) cyclical trends, including with respect to demand and pricing in the insurance and reinsurance markets; (g) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere; and (h) other factors set forth, in the case of Max, in its recent reports on Form 10-K, Form 10-Q and other documents of Max on file with the SEC and, in the case of Harbor Point, in the definitive joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Max with the SEC.

Risks and uncertainties relating to the proposed amalgamation include the risks that: (1) the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed amalgamation may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Max or Harbor Point or its respective directors and officers following the announcement of the proposed amalgamation is uncertain. These risks, as well as other risks of the combined company and its subsidiaries, may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the amalgamation, are more fully discussed in the definitive joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Max with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.

Additional Information about the Proposed Amalgamation and Where to Find It:

This filing relates to a proposed amalgamation between Max and Harbor Point. In connection with the proposed amalgamation, Max filed with the SEC a registration statement on Form S-4, which included a definitive joint proxy statement/prospectus (Registration No. 333-165413). The definitive joint proxy statement/prospectus was filed on March 22, 2010 and first mailed to shareholders of Max and Harbor Point on or about March 24, 2010. This filing is not a substitute for the definitive joint proxy statement/prospectus or any other document that Max filed or may file with the SEC or that Max or Harbor Point sent or may send to its respective shareholders in connection with the proposed amalgamation. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE

DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT ON FORM S-4 FILED BY MAX WITH THE SEC AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED AMALGAMATION. All such documents are, or when filed will be, available in the case of Max, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Max through Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations, at 441-295-8800 and, in the case of Harbor Point, by directing a request to Gayle Gorman, Senior Vice President, at 441-294-6743.

Participants in the Solicitation:

Max and its directors and executive officers may be deemed to be participants in any solicitation of Max’s shareholders in connection with the proposed amalgamation. Information about Max’s directors and executive officers is available in Max’s Form 10-K/A filed with the SEC on March 12, 2010.

John Berger, Chief Executive Officer and President, and Andrew Cook, Chief Financial Officer, of Harbor Point, may also be deemed to be participants in any solicitation of Max’s shareholders in connection with the proposed amalgamation. Information about Mr. Berger and Mr. Cook is available in the definitive joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Max with the SEC.